Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Phillips 66

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Phillips 66 [NYSE:PSX]:

Due to the Company’s Failure to Set A Net Zero by 2050 Target, Realign Investment Plans to Limit Global Warming to 1.5°C, Ensure Alignment of Policy Influence Activities, and Adequately Implement a Majority-Supported Proposal:

●	Vote AGAINST CEO and Chair Greg Garland (Item 1a) and
●	Vote AGAINST Director Denise Ramos, Chair of the Public Policy and Sustainability Committee (item 1d)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Phillips 66 is a U.S.-based energy multinational created when ConocoPhillips spun off its downstream and midstream assets.1 It owns and operates 22,000 miles of pipelines for crude and refined petroleum products as well as fossil gas and natural gas liquids (NGLs).2 It is one of the largest refiners of petroleum products in the United States,3 with two million barrels per day of refining capacity at 12 refineries in the U.S. and Europe.4 Phillips 66 ranks 23rd among global producers of plastic pellets.5 Phillips 66 is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net-zero emissions transition.”6

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.7 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.8 To stay within the available carbon budget to limit warming to 1.5°C, oil and gas companies must not just decarbonize their own emissions, but global consumption of fossil fuels must fall as well.9 In 2021, the International Energy Agency (IEA) set out the implications of a 1.5°C pathway for the oil and gas sector in its “Net

Zero by 2050” scenario (NZE). Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields.10

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to its core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable. As Phillips 66 has a classified board, and the lead independent director is not up for reelection, the chair of the Public Policy and Sustainability Committee, who is standing for re-election, should additionally be held accountable.

Failure to set net zero targets

Net zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X
Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Company has adopted robust interim targets, including substantial reductions by 2030	X

Phillips 66 does not have a net zero by 2050 ambition.11 At the company’s 2021 annual meeting, holders of nearly 80 percent of shares voted supported a shareholder proposal to adopt emissions reduction targets including scope 3 emissions.12 This high support was despite management’s recommendation against the proposal.13 In October 2021, Phillips 66 announced emissions reduction targets, to reduce scope 1 and 2 emissions intensity by 30% and scope 3 emissions intensity by 15%, both by 2030, compared to a 2019 baseline.14 In February 2022, it further announced that it would reduce emissions intensity from scope 1 and 2 by 50% by 2050.15 However, the company does not address how these emissions intensity reductions will lead to absolute reductions in line with limiting warming to 1.5°C.

Capital allocation and investment plans not aligned with 1.5°C pathways

Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario.	X

According to the Climate Action 100+ Net-Zero Company Benchmark, Phillips 66 had not, as of December 31, 2021, met any of the indicators for capital allocation alignment.16 To do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to aligning future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses to assess such alignment.

The company states that its $1.9 billion capital program includes $916 million for growth capital, of which 45% supports “lower-carbon opportunities.”17 While Phillips 66 discusses investments into areas such as renewable fuels, hydrogen, and production of batteries,18 it does not address specific expected emissions savings, including anticipated reduction in production of refined products.

Misalignment of policy influence activities with net zero commitment and 1.5°C pathways

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

Phillips 66 has not yet met all of the Climate 100+ Net Zero Company Benchmark indicators for climate policy engagement. While the company discloses its trade associations, and has published a climate lobbying report, it does not have a Paris Agreement-aligned climate lobbying position, expectations for the trade associations to which it belongs to be aligned to the goals of the Paris Agreement, or a process to ensure its trade associations lobby in accordance with the Paris Agreement.19 (See following section, “Failure to Adequately Implement a Majority-Supported Shareholder Proposal,” for further detail).

According to InfluenceMap, the company has received a near-failing E- grade in 2021 for its obstructive policy engagement.20 From January 2020 to February 2022, Phillips 66 CEO Greg Garland served as chairman of the American Petroleum Institute (API).21 During Garland’s tenure, API spent more than $2 million on lobbying and advertising to oppose the climate provisions of the Biden administration's Build Back Better plan.22 API received a failing “F” grade from InfluenceMap for obstructionist lobbying on U.S. climate policy.23

Failure to Adequately Implement a Majority-Supported Shareholder Proposal

At the company’s 2021 annual meeting, a shareholder proposal regarding Paris-aligned lobbying received majority support with 62% of shares voted in favor.24 The proposal requested that the company issue a report on whether its lobbying activities are consistent with the goals of the Paris Climate Agreement and its plans to mitigate any identified risks presented by misaligned lobbying.25 Later in 2021, Phillips 66 published a lobbying activities report.26

A January 2022 analysis by InfluenceMap assessed this report against investor expectations on climate policy engagement disclosures, as outlined by the UN PRI, IIGCC and Ceres.27 InfluenceMap found that Phillips 66’s report failed to meet any of those indicators.28 In the published report, Phillips 66 analyzed 16 trade associations to which it belongs and found that more than 40 percent have no climate change position; of those that do, the report stated that “most” have climate change positions that are “directionally aligned” with the company’s.29 The report does not analyze whether the company’s own direct and indirect lobbying activities are aligned or misaligned with the Paris Agreement goals, as the proposal requested, but only whether the trade associations to which it belongs are aligned with the company’s own position on climate change, which, as InfluenceMap notes, is not specifically detailed beyond broad policy principles.30 InfluenceMap found that seven of the nine trade associations that Phillips 66 analyzed are themselves misaligned with the Paris Agreement.31

Shareholder Proposal Related to Climate in 2022

In addition to voting against Directors Garland and Ramos, shareholders may also wish to support a climate-related proposal at Phillips 66 this year. Follow This has filed a resolution (item 5).requesting that the company set and publish targets consistent with the Paris Agreement, covering scopes 1, 2 and 3.32

Conclusion: Phillips 66 has failed to set net zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Chair Greg Garland (Item 1a) and director Denise Ramos (Item 1.d) at the company’s annual meeting on May 11, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.33 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.34 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.35

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.36

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.37 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.38 In general, U.S. oil companies lag behind their European peers in adopting net zero by 2050 ambitions39, or investing in renewable energy production.40

To stay within the available carbon budget to limit warming to 1.5°C, not only must oil and gas companies decarbonize their own emissions, but global consumption of fossil fuels must fall as well.41 In May 2021, the IEA set out the implications of a 1.5°C pathway for the oil and gas sector in its ‘Net Zero by 2050’ scenario (“NZE”).42 Prior IEA scenarios such as the Beyond 2°C Scenario (aligned to limiting warming to 1.75°C by 206043) and the Sustainable Development Scenario (aligned to the Paris Agreement’s upper target of well below 2°C44), still fell short of limiting warming to 1.5°C.

Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields, and no new coal mines or mine extensions.45 However, according to analyses by Carbon Tracker, the world’s largest oil companies have projects both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development) over the course of the next two decades that would exceed the carbon budget for 2.0°C of global warming, let alone 1.5°C.46 This signals that many companies are not yet fully committed to meaningful reductions. While oil demand fell in 2020 due to COVID-19 disruptions,47 oil demand and pricing are currently rebounding,48 and any expansion plans are fundamentally at odds with the immediate global production reductions required within most Paris Agreement-aligned scenarios.49

As shale-focused companies rely primarily on continued new drilling to sustain production, these companies are particularly at risk: in order to limit to 1.5°C and be aligned with the IEA NZE, shale-focused companies in particular must reduce production by more than 80%.50 However, many U.S. companies continue to expand into shale-rich regions such as the Permian Basin51 (see Capital Allocation section). The Permian is predicted to account for much of the growth in US oil production, and much of this will likely be exported and burned overseas; an Occidental Petroleum company executive recently noted the trend by saying “every single molecule from here on out has to be exported.”52

Target setting

To avoid the risk of global temperature overshoot, emissions need to fall by 45% from 2010 levels by 2030, reaching net zero by 2050.53 Net-zero commitments should also incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Net zero commitments must cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Companies should achieve net zero by 2050 with limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage (CCUS). Relying on CCUS–rather than phasing out the production of fossil fuels–is a risky strategy54; even pro-CCUS sources acknowledge that many proposed CCUS technologies are as yet unproven, and a massive infrastructure investment and buildout would be required to capture enough carbon to limit warming to 1.5°C.55 Oil and gas companies should clearly disclose specific plans to use offsets or negative emissions to achieve net zero emissions by 2050, so that investors may assess the quality and credibility of their plans.

KEY DATA SOURCES:

●	CDP (formerly Carbon Disclosure Project), company survey responses[56]
●	Science-Based Targets Initiative, Companies list[57] and Sector Guidance[58]
●	Climate Action 100+, Disclosure Indicators 1-4[59]
●	Oil Change International, Big Oil Reality Check[60]

Capital allocation

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. At minimum, Arctic and oil sands projects should be halted because they are inconsistent with limiting warming to 1.5°C61, economically marginal due to elevated production costs, and carry additional environmental and human rights risks.62

Oil production in the Permian Basin in Texas and New Mexico – almost entirely fracking63–has nearly quadrupled from 2010 to today,64 while natural gas production has more than tripled.65 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10% of the global 1.5°C carbon budget.66 The climate impact of Permian oil and gas is even greater than coal based on the amount of methane that escapes into the atmosphere during hydraulic fracking.67 It is estimated that the Permian Basin has a 60% higher methane leakage rate than other U.S oil and gas regions.68 Given that the vast majority of these emissions would come from wells not yet in production at the end of 2020, much of these emissions could be avoided if companies simply halted all drilling of new wells.69

Investors should use the NZE scenario as a floor to assess companies’ climate policies, transition scenarios and capital allocation alignment. Importantly, no new oil or gas fields should be approved for development under a 1.5°C pathway; no investment in new oil and gas production should be undertaken;70 and production levels must fall by the 2030s.71 Under such a scenario, asset stranding of additional production assets as well as existing assets is a major risk to investors.72

KEY DATA SOURCES

●	Rainforest Action Network, Banking on Climate Chaos[73]
●	Carbon Tracker, Fault Lines (2020)[74] and Adapt to Survive (2021)[75]
●	Carbon Tracker, Company Profiles: Oil & Gas Companies[76]
●	Climate Action 100+, Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 6[77]

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reductions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute with 1.5°C outcomes, or cease membership of such organizations.

KEY DATA SOURCES:

●	Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 7[78]
●	InfluenceMap, List of companies and influencers[79]

Summary table

TARGET SETTING	1.1	Net zero by 2050 commitment that covers all relevant emissions sources, in particular scope 3 emissions from the burning of products sold, and on a full equity share basis
	1.2	Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Company has adopted robust interim targets, including substantial reductions by 2030
CAPITAL ALLOCATION	2.1	Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1] Phillips 66, Form 10-K, December 31, 2020, https://www.sec.gov/ix?doc=/Archives/edgar/data/1534701/000153470121000074/psx-20201231.htm, p. 1

2] Phillips 66, “Investor Update,” February 2022, https://s22.q4cdn.com/128149789/files/doc_presentations/2022/02/07/Investor-Update-February-2022-vF.pdf, p. 3

3 Phillips 66, Form 10-K (2020), p. 20

4] Phillips 66, “Investor Update,” February 2022, https://s22.q4cdn.com/128149789/files/doc_presentations/2022/02/07/Investor-Update-February-2022-vF.pdf, p. 3

5] Mindaroo Foundation, “Plastic Waste Makers Index - Top 100 polymer producers,” https://www.minderoo.org/plastic-waste-makers-index/data/indices/producers/, accessed April 14, 2022

6 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/ , accessed March 16, 2022

7 US Energy Information Administration, ‘Total Energy.’ Data browser. https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 1, 2022

8] US Energy Information Administration, “United States Remains Largest Producer of Petroleum and Natural Gas Hydrocarbons,” https://www.eia.gov/todayinenergy/detail.php?id=26352, accessed March 1, 2022

9 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050

10 IEA, ‘Net Zero by 2050,’ Figure 3.4, p. 103

11 Climate Action 100+, “Phillips 66 - Company Assessment,” March 30, 2022, https://www.climateaction100.org/company/phillips-66/

12 Climate Action 100+, “Phillips 66 Increases Ambition of GHG Emissions Reduction Targets,” January 31, 2022, https://www.climateaction100.org/news/phillips-66-increases-ambition-of-ghg-emissions-reduction-targets-2/

13] Phillips 66, Schedule 14A, filed March 31, 2021, https://sec.report/Document/0001140361-21-010999/ p. 68

14] Phillips 66, “Phillips 66 Sets Reduction Targets for Greenhouse Gas Emissions,” September 30, 2021, https://www.businesswire.com/news/home/20210930005966/en/Phillips-66-Sets-Reduction-Targets-for-Greenhouse-Gas-Emissions

15] Phillips 66, “ Phillips 66 Adds 2050 Target to Greenhouse Gas Emissions Reductions Plans,” February 28.2022, https://investor.phillips66.com/financial-information/news-releases/news-release-details/2022/Phillips-66-Adds-2050-Target-to-Greenhouse-Gas-Emissions-Reductions-Plans/default.aspx

16 Climate Action 100+, ‘Phillips 66 - Company Assessment.’

17 Phillips 66, “Phillips 66 adds 2050 target to greenhouse gas emissions reductions plans” (press release), March 1 2022, https://www.phillips66.com/newsroom/220228-2050-ghg-target.html

18] Phillips 66, “Greenhouse Gas Reduction Targets” (investor presentation), February 2022, https://phillips66.widen.net/s/fvxhnvfptm/22-0040_2050-ghg-targets, pp. 5 and 11

19 Climate Action 100+, ‘Phillips 66 - Company Assessment.’

20 InfluenceMap, ‘Phillips 66, Company Profile’ https://lobbymap.org/company/Phillips-66/projectlink/Phillips-66-In-Climate-Change, accessed March 6, 2022

21 American Petroleum Institute, “Phillips 66 CEO Greg Garland Named Chairman of API,” January 22, 2020, https://www.api.org/news-policy-and-issues/news/2020/01/22/greg-garland

22 AccountableUS, “API Spending Millions Lobbying Against climate Solutions.” October 6, 2021. https://www.accountable.us/news/api-spending-millions-lobbying-against-climate-solutions/

23] InfluenceMap, “American Petroleum Institute” (organization profile), https://lobbymap.org/influencer/American-Petroleum-Institute-API, accessed April 12, 202

24] Phillips 66, Form 8-K, filed May 12, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/0001534701/000153470121000116/psx-20210512.htm. Votes in favor as reported were calculated using the formula for/( for + against +absententions)

25] Ceres, Engagement Tracker database https://engagements.ceres.org/ceres_engagementdetailpage?recID=a0l1H00000CjbjLQAR, accessed April 12, 2022

26] Phillips 66, Lobbying Activities Report, https://phillips66.widen.net/s/mzqpcf2pqr/21-0093_lobbying-activities-report, p. 9, accessed April 8, 2022

27 Influence Map, “A Review of CA100+ Company Disclosures on Industry Association Lobbying,” https://lobbymap.org/site//data/000/861/CA100_AuditReview_Methodology, accessed April 12, 2022

28] Influence Map, “Phillips 66 - Detailed Assessment of Phillips 66’s Corporate Industry Association Review,” January 2022 https://lobbymap.org/site//data/000/944/Phillips66-Review-Scorecard-Jan22.pdf , p. 1

29 Phillips 66, Lobbying Activities Report, https://phillips66.widen.net/s/mzqpcf2pqr/21-0093_lobbying-activities-report, .. 9 accessed April 8, 2022

30 Influence Map,’Phillips 66 - Detailed Assessment of Phillips 66’s Corporate Industry Association Review,’ p. 2

31 Influence Map,’Phillips 66 - Detailed Assessment of Phillips 66’s Corporate Industry Association Review,’ p. 4

32 Phillips 66, ‘Schedule 14-A’ (March 31, 2022), p. 94

33] IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

34 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

35] IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

36 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

37] US Energy Information Administration, ‘Carbon Dioxide Emissions from Energy Consumption by Source’, https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 19, 2022

38] US Energy Information Administration, “The U.S. leads global petroleum and natural gas production with record growth in 2018,” https://www.eia.gov/todayinenergy/detail.php?id=40973, accessed March 16, 2022

39] Luhavalja, Amanda, et al. “Path to Net Zero: European Oil Majors Outpace US Companies on Climate Goals,” S&P Global Market Intelligence, July 28, 2020, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/path-to-net-zero-european-oil-majors-outpace-us-companies-on-climate-goals-59543423, accessed March 16, 2022

40] Quinson, Tim, “US Oil Companies Lag Far Behind Greener European Rivals,” Bloomberg, March 24, 2021, https://www.bloomberg.com/news/articles/2021-03-24/u-s-oil-companies-lag-far-behind-greener-europe-rivals-green-insight

41 IEA, ‘Net Zero by 2050 Scenario’

42 IEA, ‘Net Zero by 2050 Scenario’

43 IEA, ‘Energy Technology Perspectives 2017.’ https://www.iea.org/reports/energy-technology-perspectives-2017

44 IEA, ‘Sustainable Development Scenario.’ https://www.iea.org/reports/world-energy-model/sustainable-development-scenario-sds

45 IEA, ‘Net Zero by 2050 Scenario.’ pp. 21 -22.

46 Carbon Tracker, ‘Adapt to Survive.’ p. 4 and pp.14-16

47] International Energy Agency, World Energy Outlook 2021, https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf p. 19.

48 Deloitte, 2022 Oil and Gas Industry Outlook, https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2022-outlook-oil-and-gas.pdf p. 4.

49 Oil Change International et al, The Sky’s the Limit: Why the Paris Climate Goals Require A Managed Decline of Fossil Fuel Production,

https://priceofoil.org/content/uploads/2016/09/OCI_the_skys_limit_2016_FINAL_2.pdf, pp. 19-21 and 24.

50 Carbon Tracker, ‘Adapt to Survive.’ p. 6 and p. 15.

51 Oil Change International. Drilling Towards Disaster: Why US Oil and Gas Expansion Is Incompatible With Climate Limits, January, 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, p. 7.

52 Collier, Kiah. “As Oil and Gas Exports Surge, West Texas Becomes the World’s ‘extraction colony’” Texas Tribune, August 10, 2018, https://www.texastribune.org/2018/10/11/west-texas-becomes-worlds-extraction-colony-oil-gas-exports-surge/

53 IPCC. ‘Special Report on Global Warming of 1.5.’ 2018

54 Oil Change International, Big Oil Reality Check, September 2020. http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, pp. 8, 9, and 18.

55 Global CCS Institute, Global Status of CCS 2021, https://www.globalccsinstitute.com/wp-content/uploads/2021/11/Global-Status-of-CCS-2021-Global-CCS-Institute-1121.pdf p. 35

56 https://www.cdp.net/en/responses?queries%5Bname%5D=&utf8=%E2%9C%93

57 https://sciencebasedtargets.org/companies-taking-action

58 https://sciencebasedtargets.org/sectors

59 https://www.climateaction100.org/progress/net-zero-company-benchmark/

60 Oil Change International, ‘Big Oil Reality Check’

61 Carbon Tracker, Breaking the Habit: Why None of the Large Oil Companies are “Paris-aligned”, and What They Need to Do to Get There, September 2019, https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf,

62 BankTrack, Oil Change International, Rainforest Action Network, Sierra Club. Banking on Climate Change: Fossil Fuel Finance Reportcard 2017 https://priceofoil.org/content/uploads/2017/06/Banking_On_Climate_Change_2017.pdf, pp.4, 13 and 20

63 Oil Change International. ‘Drilling Towards Disaster.’ p. 26

64 Please see chart: Total Oil Production in the Permian Basin

https://www.dallasfed.org/research/energy11/permian.aspx#Oil

65 Natural Gas Production in Permian Basin chart

https://www.dallasfed.org/research/energy11/permian.aspx#Gas

66 Oil Change International. ‘Drilling Towards Disaster.’ pp. 7 and 26

67 https://thehill.com/policy/energy-environment/155101-report-gas-from-fracking-worse-than-coal-on-climate

68 Zhang, Y. et al. “Quantifying methane emissions from the largest oil-producing basin in the United States from space.” Science Advances: 22 Apr 2020. https://www.science.org/doi/10.1126/sciadv.aaz5120

69 Oil Change International, Earthworks, and the Center for International Environmental Law, The Permian Climate Bomb. https://www.permianclimatebomb.org/chapter-2

70 Carbon Tracker. ‘Adapt to Survive.’ pp. 4-5, 8-10

71 Carbon Tracker. ‘Adapt to Survive.’ p. 6.

72 Carbon Tracker. ‘Adapt to Survive.’, pp. 4-5, 8-10

73 Rainforest Action Network, Banking on Climate Chaos. March 2021. https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf

74 Carbon Tracker, Fault Lines: How Diverging Oil and Gas Company Strategies link to Stranded Asset Risk, October 2020,

https://carbontracker.org/reports/fault-lines-stranded-asset/

75 Carbon Tracker. ‘Adapt to Survive.’

76 https://carbontracker.org/company-profiles/

77 https://www.climateaction100.org/progress/net-zero-company-benchmark/

78 https://www.climateaction100.org/progress/net-zero-company-benchmark/

79 https://influencemap.org/filter/List-of-Companies-and-Influencers#